November 18, 2011

VIA EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated October 21, 2011 (the “Letter”) setting forth an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Our response to your comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to our response.

General

1.	We note your responses to the comments provided in our letter dated June 29, 2011, relating to the transfer of ownership of Alipay by Alibaba Group in August 2010 and the subsequent deconsolidation of Alipay by Alibaba Group in the first quarter of your fiscal year 2011. You advise that Yahoo! was first notified by Alibaba on March 31, 2011 of these transactions, and we note that you first disclosed the “restructuring” of Alipay in your Form 10-Q for the fiscal quarter ended March 31, 2011 filed on May 10, 2011. Please tell us what consideration you gave to the timing of these events—i.e., the ownership transfer and deconsolidation of Alipay, your notification of the transactions by Alibaba, and your subsequent related disclosures—in connection with management’s previous conclusions regarding the effectiveness of the company’s disclosure controls and procedures as disclosed in your periodic reports for each of the fiscal periods ended September 30, 2010 through the most recent reporting date.

RESPONSE:

At the end of each of the fiscal periods referenced by the Staff, the Company’s management determined that its disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and was accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The facts and circumstances considered by the Company in assessing such effectiveness included, among other things:

•	Alibaba Group Holding Limited’s (“Alibaba”) continued consolidation of Alipay until the first quarter of 2011;

•

the March 31, 2011 letter sent by Alibaba to the Company (the “March 31 Letter”) notifying the Company of the restructuring of Alipay pursuant to which Alibaba ceased to have any form of beneficial ownership or legal control of Alipay and that Alipay would no longer be consolidated with Alibaba; and

•	the Company’s related disclosures.

Disclosure controls and procedures of the Company with respect to its investment in Alibaba include the following:

•

The Company, including its finance personnel, reviews and considers detailed quarterly and annual financial information received by the Company from Alibaba. This financial information reflected the consolidation of Alipay for all fiscal periods until the deconsolidation of Alipay in the first quarter of 2011, which was disclosed to the Company for the first time in the March 31 Letter.

•

As part of the Alibaba shareholders agreement, the Company negotiated for and obtained the right to designate a director to the Alibaba Board of Directors. The Company has designated and maintained a director on the Alibaba board since it made its investment in Alibaba. Such director receives notices of all Alibaba board meetings, regularly participates in the board meetings, and the Company, including its finance and legal personnel, reviews and considers board materials and information provided to the directors and the board minutes. Notwithstanding these significant disclosure controls and procedures and the Company’s reasonable expectations regarding Alibaba’s compliance with Alibaba’s governing documents, the actions described in the March 31 Letter with respect to the restructuring and the deconsolidation of Alipay were not brought to the Alibaba Board of Directors for consideration as required by the Alibaba shareholders agreement and Alibaba’s Memorandum & Articles of Association. Consequently, the Company did not become aware of such actions until it received the March 31 Letter.

•

The Company negotiated for and obtained contractual rights from Alibaba requiring, among other things, that Alibaba obtain the prior approval of the Company and Softbank Corp. (“Softbank”) of any transaction involving the disposition, sale, or transfer of assets relating to a core business of Alibaba, specifically including Alipay. Contrary to this important contractual approval right, and the Company’s reasonable expectations of Alibaba’s compliance, no approval of the restructuring was sought or obtained from the Company.

•	The Company monitored regulatory developments in China that might affect Alipay, including regulatory measures governing foreign ownership of online payment businesses.

The restructuring and deconsolidation of Alipay was done without the knowledge or approval of the Alibaba Board of Directors or the Company, and the Company was not informed of the restructuring and deconsolidation until its receipt of the March 31 Letter. After receiving the March 31 Letter, the Company promptly attempted to gather facts and understand the circumstances related to the restructuring of Alipay. The Company disclosed the restructuring in its first periodic report filed following the receipt of the March 31 Letter, which was the Form 10-Q for the period ended March 31, 2011. Subsequently, on July 29, 2011, the Company, Softbank, and other relevant parties entered into a Framework Agreement addressing the consideration to be received by Alibaba for the restructuring of Alipay and the ongoing relationship between Alipay and Alibaba and its subsidiaries. The Company disclosed the Framework Agreement on July 29, 2011.

The Company confirms to the Staff that, based on the facts and circumstances outlined above, management determined that its disclosure controls and procedures were effective at the end of each of the fiscal periods referenced by the Staff. Further, no facts or circumstances came to the Company’s attention after such determinations that caused management to alter its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal periods referenced by the Staff.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ Timothy R. Morse
By: Timothy R. Morse Title: Interim Chief Executive Officer and Chief Financial Officer

cc:	Jennifer Fugario, Staff Accountant
Katherine Wray, Staff Attorney
Barbara C. Jacobs, Assistant Director
Aman S. Kothari, Senior Vice President, Global Controller

                and Chief Accounting Officer

Michael J. Callahan, Executive Vice President,

                General Counsel

Stephanie I. Splane, Vice President, Corporate Legal Affairs,

                Deputy General Counsel

Robert Plesnarski, O’Melveny & Myers LLP